Exhibit 99.3

Auris Medical News Release

Auris Medical Provides Business Update and Reports First Quarter 2016 Financial Results

•	Key Opinion Leader meeting focused on AM-101 scheduled for June 14 in New York City

•	Top-line results from pivotal TACTT2 trial of AM-101 in acute inner ear tinnitus expected in August

•	Conference call today at 8 am Eastern Time / 2 pm Central European Time

Zug, Switzerland, May 11, 2016 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology, today provided a business update and announced financial results for the first quarter ended March 31, 2016.

“We are focused on the continued progress of our two Phase 3 development programs evaluating AM-101 for acute inner ear tinnitus and AM-111 for acute inner ear hearing loss,” commented Thomas Meyer, Auris Medical’s founder, Chairman and Chief Executive Officer. “In preparation for the upcoming data readout of the TACTT2 trial in August, we look forward to hosting a Key Opinion Leader meeting next month.”

Development Program Updates

AM-101 for Acute Inner Ear Tinnitus

•	Completed enrollment of over 330 patients in the Phase 3 TACTT2 trial. The TACTT2 trial is being conducted primarily in North America under a Special Protocol Assessment (SPA) with the US Food and Drug Administration. Top-line results from this trial are expected in August 2016.

•	Progressing toward completion of enrollment in the Phase 3 TACTT3 trial. The TACTT3 trial is being conducted in Europe and enrollment of approximately 630 patients (300 in the acute stage and 330 in the post-acute stage) is expected to be completed by the end of the second quarter of 2016. Top-line results from this trial are expected in the fourth quarter of 2016.

•	Continued with the preparation of regulatory submissions for the marketing authorization of AM-101 in the US and Europe, as well as pre-commercial activities in preparation for the planned future launches of AM-101.

AM-111 for Acute Inner Ear Hearing Loss

•	Advanced enrollment into the Phase 3 HEALOS trial. The HEALOS trial is being conducted in several European and Asian countries and began recruiting in November 2015. The trial aims to enroll approximately 255 patients with severe to profound idiopathic sudden sensorineural hearing loss.

•	Moved toward initiation of the Phase 3 ASSENT trial. The ASSENT trial will be conducted in the US, Canada and South Korea and is scheduled to initiate in the upcoming months. The trial is set to enroll approximately 300 patients with severe to profound idiopathic sudden sensorineural hearing loss.

Other Developments

•	Elected Armando Anido as a member of the Board of Directors and Chairman of the Compensation Committee. Mr. Anido is the Chairman and Chief Executive Officer of Zynerba Pharmaceuticals. Prior to joining Zynerba, he served as Chief Executive Officer of NuPathe, Inc., and Auxilium Pharmaceuticals, Inc. Prior to Auxilium, Mr. Anido held commercial leadership roles at MedImmune, Glaxo Wellcome and Lederle Labs. Mr. Anido holds a BS in Pharmacy and an MBA, both from West Virginia University.

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug • Tel. +41 41 729 71 94 • www.aurismedical.com

•	Welcomed Andrea Braun as Head of Regulatory and Quality Affairs and member of the Executive Management Committee. In this newly created position, Ms. Braun is leading the Company’s regulatory affairs, quality and pharmacovigilance activities. Prior to Auris Medical, she served in various regulatory affairs positions, including as Head of EU Regulatory Affairs at Roche and Head of Global Regulatory Affairs Biologics at Alvotech. Ms. Braun received her state examination in pharmacy from the University of Heidelberg, Germany, and holds a PhD in immunology from the University of Basel, Switzerland.

•	Sven Zimmermann, who has served as Auris Medical’s Chief Financial Officer since 2014, has decided to leave the Company for personal reasons this summer. A search for his replacement has been initiated.

First Quarter 2016 Financial Results

•	Cash and cash equivalents totaled CHF 41.39 million at March 31, 2016.

•	Total operating expenses for the first quarter of 2016 were CHF 7.36 million compared to CHF 7.16 million for the first quarter of 2015.

•	Research and development expenses for the first quarter of 2016 were CHF 6.14 million compared to CHF 6.23 million for the first quarter of 2015.

•	General and administrative expenses for the first quarter of 2016 were CHF 1.22 million compared to CHF 0.93 million for the first quarter of 2015.

•	Net loss for the first quarter of 2016 was CHF 8.90 million, or CHF 0.26 per share, compared to CHF 8.05 million, or CHF 0.28 per share, for the first quarter of 2015. The net loss includes a net unrealized foreign currency exchange loss of 1.54 million in the first quarter of 2016 compared to a loss of 0.89 million in the first quarter of 2015.

AM-101 Key Opinion Leader Meeting & Webcast Scheduled for June 14, 2016

Auris Medical will host a Key Opinion Leader breakfast focused on the Phase 3 program and market opportunity of AM-101 and the treatment of acute inner ear tinnitus on Tuesday, June 14, 2016, at 8:00 am Eastern Time in New York City. The meeting will feature a keynote presentation by Hinrich Staecker, MD, PhD, who serves as Professor of Otolaryngology at the University of Kansas Medical Center and a principal investigator in the TACTT2 trial.

To reserve a seat, please contact Cindy McGee via e-mail at investors@aurismedical.com. A live webcast of the event will be available in the Investor Relations section of the Auris Medical website at www.aurismedical.com and a replay of the presentation will be available following the event.

Today’s Conference Call & Webcast Information

Auris Medical will host a conference call and webcast to discuss the first quarter 2016 financial results and to provide a general business update today, May 11, 2016, at 8:00 am Eastern Time (2:00 pm Central European Time). To participate in this conference call, dial 1-855-217-7942 (USA) or +1-646-254-3374 (International), and enter passcode 9629643. A live webcast of the conference call will be available in the Investor Relations section of the Auris Medical website at www.aurismedical.com and a replay of the conference call will be available following the live call.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology. The Company is currently focusing on the development of treatments for acute inner ear tinnitus (AM-101) and for acute inner ear hearing loss (AM-111) by way of intratympanic injection with biocompatible gel formulations. In addition, Auris Medical is pursuing early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of the parent company Auris Medical Holding AG trade on the NASDAQ Global Market under the symbol "EARS".

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Contact: Cindy McGee, Head of Investor Relations and Corporate Communications, +41 61 201 13 50, investors@aurismedical.com

Auris Medical Holding AG

Condensed Consolidated Interim Statement of Loss and Other Comprehensive Loss (unaudited)

(in CHF thousands, except per share data)

	Three Months Ended March 31,
	2016	2015
Research and development expenses	(6,140)	(6,230)
General and administrative expenses	(1,222)	(930)
Operating loss	(7,362)	(7,160)
Interest income	11	5
Interest expense	(3)	(2)
Foreign currency exchange gains/(losses), net	(1,545)	(895)
Loss before tax	(8,899)	(8,052)
Income tax expense	-	-
Net loss attributable to owners of the Company	(8,899)	(8,052)
Other comprehensive income:
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefits liability, net of taxes	(261)	(229)
Items that are or may be reclassified to profit or loss:
Foreign currency translation differences, net of taxes	42	18
Other comprehensive income	(219)	(211)
Total comprehensive loss attributable to owners of the Company	(9,118)	(8,263)
Loss per share, basic and diluted	(0.26)	(0.28)
Weighted average common shares outstanding, basic and diluted	34,329,704	29,013,214
Currency rate CHF / USD	0.9936	0.9613

Auris Medical Holding AG

Condensed Consolidated Interim Statement of Financial Position (unaudited)

(in CHF thousands)

	March 31, 2016	December 31, 2015
Assets
Non-current assets
Property and equipment	198	223
Intangible assets	1,483	1,483
Other non-current receivables	38	38
Total non-current assets	1,719	1,744
Current assets
Current financial assets and other receivables	675	651
Prepayments	109	181
Cash and cash equivalents	41,393	50,237
Total current assets	42,177	51,069
Total assets	43,896	52,813

Equity and Liabilities
Equity
Share capital	13,732	13,722
Share premium	112,841	112,663
Foreign currency translation reserve	(22)	(64)
Accumulated deficit	(90,659)	(81,579)
Total shareholders’ equity attributable to owners of the Company	35,892	44,742
Non-current liabilities
Employee benefits	1,868	1,576
Deferred tax liabilities	328	328
Total non-current liabilities	2,196	1,904
Current liabilities
Trade and other payables	1,208	1,206
Accrued expenses	4,600	4,961
Total current liabilities	5,808	6,167
Total liabilities	8,004	8,071
Total equity and liabilities	43,896	52,813
Currency rate CHF / USD	0.9619	1.0014